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EXHIBIT 1

FIRSTSERVICE CORPORATION

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED
MARCH 31, 2004

MAY 25, 2004

TABLE OF CONTENTS

Corporate structure	3
General development of the business	4
Business description	4
Business strategy	10
Seasonality	12
Trademarks	12
Employees	13
Minority interests	13
Dividend policy	13
Capital structure	13
Market for securities	13
Transfer agents and registrars	14
Directors and officers	14
Legal proceedings	15
Properties	15
Selected consolidated financial information	16
Risk and uncertainties	17
Management's discussion and analysis	18
Material contracts	18
Cease trade orders, bankruptcies, penalties or sanctions	18
Conflicts of interest	18
Audit Committee	18
Additional information	19
Forward-looking statements	19

FIRSTSERVICE CORPORATION

ANNUAL INFORMATION FORM

MAY 25, 2004

All amounts referred to in this Annual Information Form ("AIF") are in United States dollars unless otherwise indicated. All financial and statistical data in this AIF is presented as at March 31, 2004 unless otherwise indicated.

Corporate structure

        FirstService Corporation (the "Company" or "FirstService") was formed under the Business Corporations Act (Ontario) by Certificate of Incorporation dated February 25, 1988. The Company amalgamated with Coloma Resources Limited pursuant to a Certificate of Amalgamation dated July 31, 1988, and the amalgamated corporation continued under the name "FirstService Corporation".

        By Certificate of Amendment dated April 2, 1990, the Company: (i) consolidated each of its Class A Subordinate Voting Shares on a 30 to 1 basis and changed the designation of that class of shares to "Subordinate Voting Shares", each such share carrying one vote; and (ii) consolidated each of its Class B shares on a 30 to 1 basis and changed the designation of that class of shares to "Multiple Voting Shares", each such share carrying 20 votes.

        Our fiscal year-end is March 31. Our Subordinate Voting Shares are publicly traded on both the Toronto Stock Exchange (symbol: FSV) and the NASDAQ National Market (symbol: FSRV). Our head and registered office is located at 1140 Bay Street, Suite 4000, Toronto, Ontario, M5S 2B4.

        The following chart sets out the significant subsidiaries of the Company. The voting securities not controlled by us are those of operating management of each respective subsidiary.

Name of subsidiary	Percentage of voting securities owned by FirstService	Jurisdiction of incorporation
American Pool Enterprises, Inc.	88.21%	Delaware
BDP Business Data Services, Ltd.(1)	88.37%	Ontario
BLW, Inc. (d/b/a Security Services and Technologies ("SST"))	82.90%	Pennsylvania
DDS Distribution Services, Ltd.(1)	87.50%	Ontario
FirstService (U.S.A.), Inc.	100.00%	Delaware
FirstService Delaware, LLC	100.00%	Delaware
FirstService Delaware, LP	100.00%	Delaware
Greenspace Services Ltd.(2)	90.00%	Ontario
Intercon Security Ltd.	100.00%	Ontario
Prime Management Group, Inc.	94.73%	Florida
Rossmar & Graham Community Association Management, Inc.	93.31%	Arizona
The Continental Group, Inc.	85.85%	Florida
The Franchise Company, Inc.	82.50%	Ontario
The Wentworth Group, Inc.	84.35%	Pennsylvania
Watts Communications Inc.(1)	100.00%	Ontario
Watts NCH Promotional Services Ltd.(1)	100.00%	Ontario

(1)
Effective May 2004, the Business Services companies were re-branded as "Resolve" and became subsidiaries of a new FirstService subsidiary named Resolve Corporation.

(2)
Substantially all of the assets of Greenspace Services Ltd. were sold to a third party on April 1, 2004.

General development of the business

        Our origins date back to 1972 when Jay S. Hennick, President and CEO of the Company, started a Toronto swimming pool and recreational facility management business, which became the foundation of FirstService. In 1993, we completed our initial public offering on the Toronto Stock Exchange, raising C$20 million. In 1997, a second stock offering was completed in Canada and the United States raising US$20 million.

        From 1994 to present, the Company completed numerous acquisitions, developing and growing the service lines that exist today.

        In 1996, we obtained a revolving credit facility from a syndicate of banks, which has been amended and restated at various times to the present. The maximum presently available under the revolving credit facility is $90 million. In 2001, we completed a private placement of $100 million of 8.06% Senior Secured Notes due June 29, 2011 with a group of U.S. institutional investors. In October 2003, a further $50 million of 6.40% Senior Secured Notes due September 30, 2015 was issued. In both cases, proceeds were used to repay amounts outstanding on the revolving credit facility.

        In October 2003, our Consumer Services unit acquired two franchise systems — Pillar to Post and Floorcoverings International — and two franchises of our California Closets franchise system — San Francisco and Toronto. In January 2004, we acquired a small residential property management business in South Florida, as well as an Integrated Security Services business with operations in Florida and Texas.

        On April 1, 2004, we sold the assets of Greenspace Services Ltd., our company-owned lawn care operation based in Toronto, to a subsidiary of The ServiceMaster Company.

        In April 2004, we reorganized the management structure of our two Integrated Security Services businesses, Security Services and Technologies and Intercon Security Ltd., to bring the businesses under a common management team.

        In May 2004, as part of the our ongoing plan to integrate and realize synergies, the Business Services operations were re-branded as "Resolve", and re-organized to operate as Resolve Corporation.

Business description

Overview

        FirstService is a North American leader in the rapidly growing service sector, providing services to commercial, residential and institutional customers in the following areas: Residential Property Management, Integrated Security Services, Consumer Services and Business Services. Each service line provides essential or near-essential services, generates a high percentage of recurring revenues, has strong cash flows, generates high returns on invested capital and can be leveraged through margin enhancement, cross-selling or consolidation.

        Our operations are conducted through four operating segments:

	Years ended March 31
Revenues by operating segment (In US$ thousands)
	2004	2003	2002	2001	2000
Residential Property Management	$241,293	$214,965	$205,376	$181,730	$133,782
Integrated Security Services	122,748	107,548	95,507	81,007	61,539
Consumer Services	92,870	73,852	64,826	58,897	51,541
Business Services	152,449	126,373	127,478	82,346	73,198
Corporate	434	389	364	253	186

Total	$609,794	$523,127	$493,551	$404,233	$320,246

Residential Property Management

        FirstService is the largest manager of private residential communities in North America. Private residential communities include condominiums, cooperatives, gated communities and a variety of other residential developments governed by multiple unit residential community associations (collectively referred to as "community associations"). In total, we manage more than 450,000 residential units in 2,500 community associations in the States of Florida, New York, New Jersey, Arizona, Virginia, Pennsylvania, Delaware, Maryland and the District of Columbia.

        In Florida, we operate under the Continental Group, Prime Management Group, Dickinson Management and Sterling Management brands. In the mid-Atlantic region, we operate under the Wentworth Group, Armstrong Management, Cooper Square and Arco Wentworth Management brands. Our Arizona operations are conducted through Rossmar & Graham Community Association Management.

        In addition, through our American Pool Enterprises, Inc. subsidiary, we are the largest manager of commercial swimming pools and recreation facilities in North America. American Pool Enterprises currently serves approximately 1,200 commercial swimming pools and recreation facilities and 5,000 residential swimming pools in ten states and in Canada, providing recreational facility management, staffing, maintenance and restoration services. Operations outside of the Florida and Arizona markets are seasonal in nature with the majority of revenues being earned in the first and second fiscal quarters.

        In the residential property management industry, there are two types of professional property management companies: (i) traditional property managers, and (ii) full-service property managers. Traditional property managers primarily handle administrative property management functions such as collecting maintenance fees, sourcing and paying suppliers, preparing financial statements and contracting out support services. Full-service property managers provide the same services as traditional property managers but also provide a variety of other services under one exclusive contract.

        FirstService is a full-service property manager and in many markets provides a full range of services including grounds maintenance, landscaping, painting, restoration, pest control, irrigation, real estate sales and leasing, heating, air conditioning, plumbing and swimming pool management and maintenance.

        The aggregate budget of the community associations managed by FirstService is approximately $1.4 billion. The aggregate budget of all the community associations in the United States is estimated to be $35 billion. Currently, FirstService accesses approximately 20% of the aggregate budget of its communities through the various services that it offers. Our strategy is to continue to add communities under management while striving to earn a greater percentage of the aggregate budget by introducing additional services and products.

        Based on recent industry data compiled by the Community Associations Institute, we estimate that: (i) more than 50 million Americans, representing approximately 20 million households, live in condominiums, cooperatives, planned communities and other residential developments governed by multiple unit residential community associations; (ii) more than 50% of new homes currently being built in and around major metropolitan areas in the United States are within these categories; (iii) there are approximately 250,000 community associations in the United States; and (iv) the total annual operating expenses for these community associations are estimated to be $35 billion. The market is growing at a rate of approximately 3% per year as a result of the 6,000-8,000 new community associations formed each year. In addition, the growing trend from self-management to professional management, currently almost 50% of the market, is believed to at least double the effective growth rate for professional property management companies.

        Typically, owners of private residential units are required to pay quarterly or monthly fees to cover the expenses of managing the condominium or homeowner association's business activities and maintaining community properties. Historically, decision making for communities was delegated to volunteer boards of directors elected by the owners. Increasingly, these volunteer boards have outsourced the responsibility to manage the day-to-day operation and maintenance of community property to professional property management companies.

        The residential property management industry is extremely fragmented and dominated by numerous local and regional management companies. Only a small number of such companies, however, have the expertise and capital to provide both traditional property management services as well as the other support services provided by full-service property managers. FirstService is the largest full-service manager of private residential communities in the United States, managing approximately 2% of the nation's approximately 20 million units in community associations. We enjoy a competitive advantage because of our size, depth of financial and management resources, and operating expertise.

        Our business is subject to regulation by the states in which we operate. In most states, laws require that property managers must be licensed, which involves certain examinations and continuing education. In addition, our real estate sales and leasing operations are subject to regulation as a real estate brokerage by the various states in which we operate.

Integrated Security Services

        FirstService is one of North America's largest providers of integrated security services, primarily to the commercial market, with operations in ten branches — seven in the United States and three in Canada. We operate two security brands, Intercon in Canada and Security Services and Technologies ("SST") in the United States. In April 2004, we appointed a management team to be responsible for the combined Intercon and SST operations, with the goal of enhancing customer service and realizing operating efficiencies.

        We design, install, repair and maintain integrated electronic security systems including identification badging, access control and closed-circuit television for office buildings, commercial and industrial facilities, institutional campuses and multi-unit residential properties. Our customers include Fortune 1000 corporations, property management companies, hospitals and universities and all levels of government. Revenues are derived from installation projects, ongoing service, branch and head office upgrades, central station monitoring and maintenance-related work.

        In executing our growth strategy to date, we have focused on the development of long-term customer relationships, providing complete enterprise-wide electronic security solutions for all of our customers' facilities and operations. Going forward, this growth strategy will be augmented by acquisitions in key U.S. markets enabling us to add strong regional operators that are leaders in their markets, establish national service capabilities and leverage our existing national account relationships and supplier base.

        In Canada, we supplement our integrated electronic security service offerings with a premium security officer service, providing highly trained manpower on-site, via mobile patrol and in response to central station calls. This full-service approach of providing both security systems expertise and security officer services has been a key success factor in delivering growth in the Canadian market, where commercial security clients often express a desire for comprehensive security services.

        U.S. security systems integration is a $4 billion industry growing at an annual rate of approximately 10%. Factors driving growth include:

  •
  The trend toward consolidation of security functions and reducing costs: Corporate and institutional security embodies a variety of independent functions (access control, physical security, employee/user security, surveillance, etc.) operating concurrently. Integrating these functions into one system is simpler, more efficient and requires fewer people and resources to operate. An integrated system may also replace a number of different legacy systems that were required to be managed independently, improving functionality and reducing operating and maintenance costs.

  •
  Continued development of network and information technology: Security systems are highly reliant on computer and electronic technology and have benefited from advancements in these technologies, becoming increasingly more powerful, flexible and functional. Security systems and information for multiple sites can be readily integrated and controlled from a centralized location and administered remotely.

  •
  Increased public awareness of security issues: Security has become a priority in the workplace, schools and other public facilities.

        The security systems integration industry is highly fragmented but undergoing consolidation. The market is comprised of many small and medium-sized, and a few very large competitors. Of the top 100 systems integrators compiled by SDM Magazine for 2003, only the largest five had revenues over $100 million and the smallest 55 had revenues of less than $10 million. FirstService is the sixth largest integrated security services provider in North America.

        Larger competitors are driving consolidation in response to customer demands for comprehensive solution providers with national service capabilities. Customers are moving away from developing and sourcing each of their security systems separately from several different suppliers. System integrators must be able to evaluate customer needs, design an integrated suite of systems and products that is simple and effective, and provide quality installation and service in multiple geographic locations. Critical mass and geographic reach have become increasingly important success factors in this industry.

        Our strategy is to combine strong regional operators into a national network, focusing on long-term relationships with customers that have complex security needs. We differentiate ourselves through superior customer service and by designing and integrating open architecture systems (versus proprietary or closed systems).

Consumer Services

        In Consumer Services, we provide a variety of residential and commercial services through our network of approximately 1,700 franchised and 7 Company-owned locations across North America. The principal brands in the Consumer Services unit include California Closets, Paul Davis Restoration, CertaPro Painters, College Pro Painters, Pillar to Post and Floorcoverings International. On April 1, 2004, the Company sold its company-owned lawn care operations operating under the Chemlawn, Green Lawn and Natural Alternative brands to a subsidiary of The ServiceMaster Company.

        California Closets is the largest provider of installed closet and home storage systems in North America. Headquartered in San Rafael, California, California Closets has 100 franchises in the United States and Canada as well as master franchises in other countries around the world. California Closets receives royalties from franchisees based on a percentage of the franchisees' revenues.

        Paul Davis Restoration is a Florida-based franchiser of residential and commercial restoration services serving the insurance restoration industry in the United States through 225 franchises. This company provides restoration services for property damaged by natural or man-made disasters. Paul Davis Restoration receives royalties from franchisees based on a percentage of the franchisees' revenues.

        CertaPro Painters is a residential and commercial painting franchise system with approximately 175 franchises operating in major markets across the United States and Canada as well as master franchises in other countries around the world. CertaPro Painters focuses on high-end residential and commercial painting and decorating work and other programs for property managers who have portfolios of condominium and commercial properties. Franchisees pay CertaPro Painters either a royalty based on a percentage of revenues or a fixed monthly fee, plus administrative fees for various ancillary services.

        College Pro Painters is a seasonal exterior residential painting franchise system operating in 25 states and across Canada with approximately 675 franchises. It recruits students and trains them to operate the business, including price estimating, marketing, operating procedures, hiring, customer service and safety. College Pro Painters receives a royalty from each franchisee based on a percentage of revenue. College Pro Painters' operations are seasonal with significant revenue and earnings in the Company's first and second quarters followed by losses in the third and fourth quarters.

        Pillar to Post is North America's largest home inspection service provider. Services are provided through a network of 400 franchises. Pillar to Post earns royalties from its franchisees based on a percentage of revenues.

        Floorcoverings International is a franchiser of "shop-at-home" flooring and window covering solutions, with 100 franchises in the United States and Canada. Floorcoverings International earns revenues from its franchisees based on a percentage of revenues.

        Franchise agreements are for terms of five or ten years, with the exception of College Pro Painters where the agreements are for a term of one year. All franchise agreements contain renewal provisions that can be invoked at little cost.

        We currently own and operate six California Closets franchises located in Boston, Seattle, Chicago, Jacksonville, San Francisco and Toronto (the latter two were acquired in October 2003). These operations are referred to as "branchises". The purpose of branchising is to reacquire well-established and profitable franchises located in large territories to accelerate growth in these territories in partnership with operating management. We intend to make several more branchising acquisitions as opportunities arise.

        The franchised services industry is highly fragmented, consisting principally of a large number of smaller, single-service or single-concept companies. Due to the large size of the overall market for these services, dominant market share is not considered necessary for becoming a major player in the industry. However, because of the low barriers to entry in this segment, we believe that brand name recognition among consumers is a critical factor in achieving long-term success in the businesses we operate.

        We believe that the largest franchise companies in North America have been successful because of their ability to realize economies of scale through the centralization and successful application of certain administrative functions such as finance, marketing, purchasing, training and support staffing.

        Franchise businesses are subject to U.S. Federal Trade Commission regulations and state and provincial laws that regulate the offering and sale of franchises. Presently, the Company is authorized to sell franchises in 40 states, in all Canadian provinces and in several other countries around the world. In all jurisdictions, we endeavor to have our franchisees meet or exceed regulatory standards.

Business Services

        We provide outsourced marketing support services ("MSS") and business process outsourcing ("BPO") services to Fortune 1000 companies through a branch network in Canada and the United States. Effective May 2004, these operations were re-branded as Resolve Corporation ("Resolve"). Resolve is comprised of the businesses formerly known as BDP Business Data Services Ltd., DDS Distribution Services Ltd., Herbert A. Watts Ltd., and their respective subsidiaries. The formation of Resolve marked a significant milestone in our long-term plan to integrate and realize synergies from our Business Services operations.

        MSS includes customer relationship management, order processing, inventory management, warehousing, order assembly and shipping, coupon processing, rebating and client profiling. We work with our clients to create fully integrated marketing support and fulfillment solutions, which can include ongoing technical service or product support, customized order processing, inventory management and fulfillment. MSS services are provided from branches in the United States and Canada, including facilities in Cleveland, Toronto, Dallas, Philadelphia, Chicago, Los Angeles, Atlanta and Albuquerque. In aggregate, the Company occupies 2.1 million square feet of dedicated fulfillment and production capacity. We use advanced electronic inventory management and tracking systems to manage materials on behalf of our clients.

        In our BPO operations, we provide administrative functions that typically are not strategic to an organization and can be more efficiently and cost-effectively performed by third parties that specialize in such activities. The objective of our BPO operation is to be recognized as the best strategic partner to businesses and government agencies for the outsourcing of labor-intensive, back-office functions. We have developed expertise in performing services that require significant labor in coordination with technology, such as the management of loan portfolios, credit card and affinity programs and the processing of drug and dental claims. We are the second largest student loan processor in Canada. Typical contracts vary in length from one to five years.

        Businesses and governments are increasingly concerned with focusing scarce resources on core operations that provide the greatest competitive advantage and best return on investment. As a result, non-core functions are being outsourced to companies that can perform them more productively, more efficiently, more quickly and with higher precision.

        The business services industry is diverse and comprised of distinct sectors, including the areas in which FirstService participates. The estimated size of the market for MSS services is $5 billion, and the estimated size of the market for BPO services is $500 billion; both markets are experiencing annual growth in excess of 10%. Competitors range from large, sophisticated companies to smaller niche providers, with many possessing adequate size and technical capabilities. Given the large size of the market, significant growth can be achieved without significant market share. Our largest Business Services client represented approximately 2% of fiscal 2004 consolidated revenues.

        The BPO segment is occupied by some of the largest business services companies in the world, leveraging their size to realize economies of scale on very large outsourcing contracts. To compete, we tend to focus on certain niches, such as loan processing and credit and loyalty card administration, where we can capitalize on our specialized expertise. We compete on the basis of providing competitively priced value-added services, supported by strong operating efficiencies.

        Technology investment and the cost of labor are the most significant factors driving change in the MSS and BPO sectors. Technological advances are changing business processes, improving productivity, and reducing the importance of geographical proximity. Low cost, high quality labor available overseas has caused market participants to shift production work away from North America to off shore locations.

        We believe that we have sufficient size, expertise and financial resources to keep pace with technological advances and remain competitive in the industry. We believe that only a minority of the services offered to our clients could be provided at off shore locations because of transportation and timely delivery requirements for fulfillment materials, the political sensitivities of our clients (especially government agencies), training requirements, and other logistical reasons. However, the Company is currently conducting an off shore pilot program and has subcontracted selected processing activities with a supplier in India.

        We provide call center and processing services from low-cost locations in Canada including Charlottetown, PEI and St. John, NB to several U.S. clients. Legislation has been proposed in several U.S. states and federally aiming to protect and repatriate U.S. call center jobs. It is possible that such legislation, if passed, could impair our clients' abilities to effectively use our services.

Business strategy

Operating strategy

        Our objective is to increase the revenues, profitability and market position of each operating unit and subsequently acquired business, while maintaining the highest level of service to our customers. Key elements of our operating strategy are:

        Senior management commitment:    We strongly believe that management ownership at each of our primary operating units has contributed significantly to our ability to grow our businesses. As a result, we expect to continue our practice of encouraging strong operators of newly acquired platform businesses to retain or acquire a significant equity stake in the businesses they operate, generally in the form of a non-transferable direct equity ownership position. In all cases, we retain the right to purchase the minority interest at a pre-determined formula price based on a multiple of trailing twelve month EBITDA(1). These minority interests average approximately 15%. Management believes that its strategy of aligning the interests of operating management with those of the Company provides a powerful incentive to deliver superior financial performance.

        Performance-based compensation:    We use performance-based compensation programs throughout each of our businesses to attract, retain and motivate our employees. In general, senior managers receive bonuses that are based on a percentage of the amount by which their results exceed budgeted or prior year EBITDA. Lower level managers' incentives are also linked to EBITDA targets, but may include other measures deemed important for growing their business. We believe these programs are effective incentives to operating management and employees to deliver consistent, high-quality service in a cost-effective manner.

(1)
EBITDA is defined as net earnings before extraordinary items, minority interest share of earnings, income taxes, interest, depreciation and amortization. EBITDA excludes income taxes and interest, both of which are charges that require cash settlement. EBITDA is not a recognized measure for financial statement presentation under Canadian or United States generally accepted accounting principles ("GAAP"). The most directly comparable GAAP measure is operating earnings. Operating earnings takes into account depreciation and amortization expenses, while EBITDA does not. Management utilizes EBITDA as a measure to assess the performance of its operations, to evaluate acquisition candidates and establish pricing, for performance-based compensation purposes, and within its debt covenants with its lenders. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt.

        Operating efficiencies:    We have been able to obtain significant operating efficiencies through the implementation of a variety of "best practices" and have achieved meaningful cost savings through certain economies of scale. We attempt to identify and refine our best practices across all of our businesses in order to benefit from the most innovative and effective management techniques. The implementation of best practices has resulted in improved labor management, customer service and service delivery routing. We also achieve significant savings through the volume purchasing of vehicles, insurance, group benefits, advertising and professional and financial services.

        Marketing penetration and joint marketing:    We capitalize on the complementary nature of our businesses by introducing new or additional services to customers with which we already have long-term contractual relationships. The complementary nature of our property services businesses also provides certain advantages when introducing a new service in a market where we have existing operations. These advantages include significant market knowledge, demographic information and the ability to share the established overhead of existing operations. Because we provide a number of property services, we are able to effectively utilize consolidated customer lists, in-house telemarketing capabilities and other marketing data that is accumulated to conduct cost-efficient customer referral across our businesses.

Acquisition strategy

        Our acquisition strategy has been developed to complement the internal growth strategies of our existing service lines and as a component of our overall growth strategy of building a significant, diversified service business that generates recurring and predictable cash flows and earnings. The acquisition strategy entails the systematic acquisition of established, well managed, and profitable service companies operating in fragmented industries that will:

  •
  Enhance the market position of an existing service line, provide an entry into a new geographic region/market, or introduce a new service line; and

  •
  Provide a return on invested capital that exceeds our weighted average cost of capital.

        Acquisitions are classified as "tuck-under" or "platform". The majority of acquisitions that we target and complete are tuck-under acquisitions. These acquisitions are generally smaller transactions completed within an existing service line that strengthen its regional presence or competitive position through increased market share or the addition of a complementary service line. Platform acquisitions are larger transactions that either establish an existing service line in a new geographic region or provide a vehicle for FirstService to add a new service offering that can be leveraged through cross-selling of services, sharing of best practices or other synergies or through further consolidation. Each acquisition must meet strict criteria that include the following:

  •
  Strong, experienced management teams in place that are interested in growing their businesses and in being rewarded through performance-based compensation;

  •
  History of consistent profitability, supported by significant contractual revenues;

  •
  Non-capital intensive operations with a variable cost structure;

  •
  Leading positions in the markets served; and,

  •
  In the case of platform acquisitions, one or more senior managers who wish to retain a significant minority interest in the acquired company in order to participate directly in its future growth and development as part of FirstService.

        In general, platform companies continue to operate on a stand-alone basis in accordance with our operating strategy, while drawing on the resources of FirstService to facilitate future growth. Most tuck-under acquisitions are fully integrated into the operations of the service line making the acquisition.

        We have historically paid approximately 4.5 times normalized and sustainable EBITDA ("Valuation EBITDA") for our acquisitions. Usually, consideration is paid with a combination of cash at closing and contingent note consideration. Contingent consideration is typically issuable over a three-year contingency period, subject to achievement of the Valuation EBITDA on an averaged basis over the three-year period subsequent to closing. In the event that the actual average EBITDA is less than the Valuation EBITDA, the purchase price and contingent consideration are reduced by a multiple of the deficiency in EBITDA.

        In executing acquisitions, our acquisition team works closely with operating management of our service lines to identify, negotiate and complete acquisitions. A majority of acquisitions are negotiated on an exclusive basis, without the imposition of an intermediary-controlled auction process, thereby facilitating a focused effort by FirstService to build a relationship with its prospective partner and emphasize the appropriate balance of financial and non-financial, as well as long-term and short-term attributes of the acquisition to the vendor. Notwithstanding the varied acquisition opportunities available to FirstService, management remains committed to a disciplined approach to acquisitions, including a rigorous adherence to our strict acquisition criteria and transaction structure. As well, we only allocate our financial and human resources to existing service lines for acquisitions if the management team has the capacity to integrate the acquisition and the performance of current operations is meeting or exceeding expectations.

        The integration process is a critical component of all acquisitions executed by FirstService. This process is initiated during due diligence, when opportunities for integration, operational improvements and the sharing of best practices are identified and an integration plan is drafted. Post-closing, the integration plan is reviewed with management of the acquired company to ensure that it accurately captures and prioritizes the issues to be addressed. Once a buy-in has been obtained, the integration plan is finalized and a timetable established for the execution of the plan by the management of the acquired company. This is a collaborative process with a high degree of involvement from our integration team in overseeing the implementation and in monitoring progress against the timetable.

Seasonality

        FirstService operates several seasonal service lines. In Consumer Services, we provide exterior painting services throughout North America. In Business Services, we provide textbook fulfillment services, in which the majority of activity occurs in our June and September quarters. In Residential Property Management, we provide swimming pool management and maintenance services (throughout North America) to primarily outdoor pools. The result of this seasonality in these service lines is relatively higher revenues in our June and September quarters followed by lower revenues in the December and March quarters.

        The seasonality inherent in the businesses listed above results in variations in quarterly operating margins. These businesses generate significant profits during the June and September quarters followed by losses during the December and March quarters as a result of fixed overhead expenses including rent and administrative payroll.

        We expect that the April 1, 2004 disposal of our Canadian lawn care business will significantly reduce seasonality in our business. As we make acquisitions, the service mix will change and we expect that seasonality will be further reduced.

Trademarks

        FirstService's trademarks are important for the advertising and brand awareness of all of our businesses and franchises. We take precautions to defend the value of our trademarks by maintaining legal registrations and by litigating against alleged infringements, if necessary.

        In our Consumer Services unit, three franchise systems — California Closet Company, Paul Davis Restoration and Pillar to Post — have trademarks to which value has been ascribed in the consolidated financial statements. These franchise systems have franchises in every significant population center in the United States. The value of these trademarks is derived from the recognition they enjoy among the target audiences for closet system installations, disaster restoration services and home inspections. These trademarks have been in existence for many years, and their prominence among consumers has grown over time through the addition of franchisees and the ongoing marketing programs conducted by both franchisees and the Company.

Employees

        We employ approximately 11,000 full-time non-unionized employees, rising to a total of approximately 14,000 with seasonal employees in the spring and summer months.

Minority interests

        FirstService owns a majority interest (on average 85% of the equity) in all of its subsidiaries, while operating management of each subsidiary owns the remaining shares. This structure was designed to maintain control at FirstService while providing significant incentives to management at the operating companies. In all cases, management has the right to "call" management's shares at a predetermined formula price, usually payable at FirstService's option with any combination of FirstService shares or cash. FirstService may also be obligated to acquire certain of these minority interests in the event of death, disability or cessation of employment of the employee or if the shares are "put" by the employee. These arrangements provide significant flexibility to FirstService in connection with management succession planning and shareholder liquidity matters.

Dividend policy

        The Company does not currently pay dividends on any of its shares. The payment of dividends is at the discretion of the Board of Directors of the Company, which considers earnings, capital requirements and the financial condition of the Company, among other relevant factors. If dividends were declared, they would be payable in either U.S. or Canadian dollars.

Capital structure

        The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one (1) vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty (20) votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. As of May 25, 2004 there were 14,119,018 Subordinate Voting Shares, 662,847 Multiple Voting Shares and no preference shares issued and outstanding.

        A summary of certain rights attaching to the Company's Subordinate Voting Shares is set out in the section entitled "Certain Rights of Holders of Subordinate Voting Shares" contained in the Company's Management Information Circular dated May 17, 2004 filed in connection with the Company's annual and special meeting of shareholders to be held on June 23, 2004, which section is hereby incorporated herein by reference.

Market for securities

        The Company's Subordinate Voting Shares are listed for trading on the Toronto Stock Exchange and on the NASDAQ National Market. The Company's Multiple Voting Shares are not listed and do not trade on any public market or quotation system.

        The table below details the price ranges and volumes traded of Subordinate Voting Shares on the Toronto Stock Exchange in Canadian dollars, on a monthly basis:

Month	High price (C$)	Low price (C$)	Volume traded
April 2003	17.60	16.50	231,708
May 2003	22.50	17.74	452,633
June 2003	22.35	20.75	134,064
July 2003	24.25	20.40	446,400
August 2003	24.55	21.75	117,300
September 2003	24.44	21.97	156,100
October 2003	27.79	23.90	423,900
November 2003	28.00	26.50	163,900
December 2003	27.00	26.15	211,200
January 2004	29.18	25.80	448,200
February 2004	30.93	29.30	802,600
March 2004	32.00	30.01	715,600

Transfer agents and registrars

        The transfer agent and registrar for the Subordinate Voting Shares is Equity Transfer Services, Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 3C4. The transfer agent and registrar for the Multiple Voting Shares is the Company at 1140 Bay Street, Suite 4000, Toronto, Ontario, M5S 4B4.

Directors and officers

Directors — the following are the directors of the Company as at May 25, 2004:

Name and municipality of residence	Age	Present position and tenure	Business experience during last five years
David R. Beatty(1,2,3) Toronto, Ontario	62	Director since May 2001	Corporate Director; Director of Clarkson Center for Business Ethics
Brendan Calder(1,2,3) Toronto, Ontario	57	Director since June 1996	Entrepreneur in Residence, Rotman School of Management, University of Toronto; Corporate Director; Former Chairman and Chief Executive Officer, CIBC Mortgages Inc. (subsidiary of a Canadian chartered bank)
Peter F. Cohen(1,2,3) Toronto, Ontario	51	Director since March 1990	President, Dawsco Group (Ontario-based real estate and investment company); Former Chairman and Chief Executive Officer, Centrefund Realty Corp. (Canadian publicly traded real estate company)
Jay S. Hennick Toronto, Ontario	47	President, Chief Executive Officer and Director since May 1988	Chairman, President and Chief Executive Officer
Steven Rogers Mississauga, Ontario	48	Director since August 1989	President and Chief Executive Officer, The Franchise Company, Inc. (subsidiary of the Company)

(1)
Member of Audit Committee

(2)
Member of Executive Compensation Committee

(3)
Member of Nominating and Corporate Governance Committee

        Each director remains in office until the following annual shareholders' meeting or until the election of his successor, unless he resigns or his office becomes vacant. All directors stand for election or re-election annually.

Officers — the following are the officers of the Company as at May 25, 2004:

Name and municipality of residence	Age	Present position with the Company	First became an officer
Jay S. Hennick Toronto, Ontario	47	Chairman, President, Chief Executive Officer and Director	1988
D. Scott Patterson Toronto, Ontario	43	Executive Vice President	1995
John B. Friedrichsen Toronto, Ontario	42	Senior Vice President and Chief Financial Officer	1998
Roman Kocur Toronto, Ontario	43	Vice President, Acquisitions	2003
Douglas G. Cooke Toronto, Ontario	44	Corporate Controller and Treasurer	1995

        The directors and officers of the Company, as a group, own or control 2,000,722 Subordinate Voting Shares (including vested stock options), which represents 13.6% of the total Subordinate Voting Shares outstanding (including vested stock options). The directors and officers, as a group, control 58.2% of the total voting rights when all Multiple Voting Shares, Subordinate Voting Shares and vested stock options are considered. Mr. Hennick controls all of the Company's Multiple Voting Shares.

        Mr. Rogers controls a 9% voting interest in The Franchise Company Inc., a subsidiary of the Company.

Legal proceedings

        The Company is involved in legal proceedings and claims arising in the normal course of its business. In the opinion of management, the Company's liability, if any, would not materially affect its financial condition or operations.

Properties

        The following chart provides a summary of the properties occupied by the Company and its subsidiaries as at March 31, 2004:

(square feet)	United States (leased)	United States (owned)	Canada (leased)	Canada (owned)
Residential Property Management	295,000	73,000	5,000	—
Integrated Security Services	40,000	—	70,000	—
Consumer Services	60,000	—	150,000	—
Business Services	1,735,000	—	590,000	106,000
Corporate	—	—	—	20,000

Selected consolidated financial information

Last five fiscal years
(US$ thousands, except per share amounts)

Year ended March 31	2004	2003	2002(1)	2001	2000
OPERATIONS
Revenues	$609,794	$523,127	$493,551	$404,233	$320,246
Operating earnings	39,071	37,703	43,287	34,033	26,707
Net earnings from continuing operations	18,864	18,026	16,482	12,056	9,297
Net earnings from discontinued operations, net of income taxes	160	414	547	575	495
Net earnings	19,024	18,440	17,029	12,631	9,792
FINANCIAL POSITION
Total assets	$437,553	$389,031	$365,929	$305,137	$230,887
Long-term debt(2)	153,581	155,610	160,488	149,374	102,177
Shareholders' equity	155,101	123,406	99,221	79,220	68,338
Book value per share	10.52	8.71	7.20	6.02	5.26
OTHER DATA
EBITDA(3)	$54,294	$50,988	$55,240	$45,310	$35,669
SHARE DATA
Net earnings per share
Basic
Continuing operations	$1.32	$1.29	$1.22	$0.93	$0.72
Discontinued operations	0.01	0.03	0.04	0.04	0.04

	1.33	1.32	1.26	0.97	0.76
Diluted
Continuing operations	1.29	1.24	1.13	0.87	0.68
Discontinued operations	0.01	0.03	0.04	0.04	0.04

	1.30	1.27	1.17	0.91	0.72
Weighted average shares (thousands)
Basic	14,285	13,921	13,565	13,074	12,948
Diluted	14,596	14,498	14,600	13,841	13,708
Cash dividends per share	—	—	—	—	—

Notes

(1)
Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142") was adopted effective April 1, 2001, which resulted in a material decrease in amortization expense and a material increase in net earnings. Fiscal 2001 net earnings, adjusted for SFAS 142, were $15,484 and net earnings per share were $1.19 (basic) and $1.11 (diluted).

(2)
Excluding current portion of long-term debt and effect of interest rate swaps.

(3)
EBITDA is defined as net earnings before extraordinary items, minority interest share of earnings, income taxes, interest, depreciation and amortization. EBITDA excludes income taxes and interest, both of which are charges that require cash settlement. EBITDA is not a recognized measure for financial statement presentation under Canadian and United States generally accepted accounting principles ("GAAP"). The most directly comparable GAAP measure is operating earnings. Operating earnings takes into account depreciation and amortization expenses, while EBITDA does not. Management utilizes EBITDA as a measure to assess the performance of its operations, to evaluate acquisition candidates and establish pricing, for performance-based compensation purposes, and within its debt covenants with its lenders. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. The table below reconciles EBITDA to operating earnings.

Year ended March 31	2004	2003	2002	2001	2000
EBITDA	$54,294	$50,988	$55,240	$45,310	$35,669
Less: depreciation and amortization	(15,223)	(13,285)	(11,953)	(11,277)	(8,962)

Equals: operating earnings	39,071	37,703	43,287	34,033	26,707

Last eight quarters
(US$ thousands, except per share amounts)

	Q1	Q2	Q3	Q4	Year
FISCAL 2004
Revenues	$148,482	$157,393	$148,704	$155,215	$609,794
Operating earnings	11,917	15,443	6,009	5,702	39,071
Net earnings from continuing operations	5,403	7,315	2,650	3,496	18,864
Net earnings from discontinued operations	1,009	1,654	(640)	(1,863)	160
Net earnings	6,412	8,969	2,010	1,633	19,024
Net earnings per share:
Basic	0.45	0.63	0.14	0.11	1.33
Diluted	0.45	0.62	0.14	0.11	1.30
FISCAL 2003
Revenues	$137,309	$137,794	$123,931	$124,093	$523,127
Operating earnings	13,729	16,067	5,002	2,905	37,703
Net earnings from continuing operations	6,080	7,365	1,760	2,822	18,026
Net earnings from discontinued operations	1,228	1,430	(425)	(1,819)	414
Net earnings	7,308	8,795	1,335	1,002	18,440
Net earnings per share:
Basic	0.53	0.63	0.10	0.07	1.32
Diluted	0.50	0.60	0.09	0.07	1.27
OTHER DATA
EBITDA — Fiscal 2004	$15,626	$19,072	$9,873	$9,723	$54,294
EBITDA — Fiscal 2003	16,897	19,297	8,284	6,510	50,988

Risk and uncertainties

        The Company is subject to various risks and uncertainties, which are described below in order of significance:

  •
  North American economic conditions, especially as they relate to consumer spending and business spending on customer relations and marketing.

  •
  Extreme weather conditions impacting demand for our services or our ability to perform those services.

  •
  Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.

  •
  Competition in the markets served by the Company.

  •
  Labor shortages or increases in wage and benefit costs.

  •
  The effect of changes in interest rates on our cost of borrowing.

  •
  Unexpected increases in operating costs, such as insurance, workers' compensation, health care and fuel prices.

  •
  Changes in the frequency or severity of insurance incidents relative to our historical experience.

  •
  The effect of changes in the Canadian dollar foreign exchange rate in relation to the U.S. dollar on the Company's Canadian dollar denominated revenues and expenses.

  •
  Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.

  •
  Changes in government policies at the federal, state/provincial or local level that may adversely impact our call center operations, student loans processing, firearms registration processing, or textbook fulfillment activities.

Each of the above factors may have a material adverse affect on the Company's business, operating results and financial condition.

Management's discussion and analysis

        The section entitled "Management's Discussion and Analysis of Results of Operations and Financial Condition" within the Company's 2004 annual report is incorporated herein by reference.

Material contracts

        On February 1, 2004, the Company, upon the review, report and recommendation of the Executive Compensation Committee of the Board of Directors of the Company, entered into a management services agreement (the "Management Services Agreement") with Jayset Capital Corp. ("Jayset") and Jay S. Hennick. Mr. Hennick is the sole officer, director and shareholder of Jayset. The particulars of the Management Services Agreement are set out in the sections entitled "Executive Compensation — Management Contract" and "Long Term Incentive Plan" contained in the Company's Management Information Circular dated May 17, 2004 filed in connection with the Company's annual and special meeting of shareholders to be held on June 23, 2004, which sections are hereby incorporated herein by reference.

Cease trade orders, bankruptcies, penalties or sanctions

        No director or executive officer of the Company or shareholder holding a sufficient number of securities to materially affect the control the Company has, within the last ten years, been a director or executive officer of any company that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person.

        No director or executive officer of the Company or shareholder holding a sufficient number of securities to materially affect the control the Company has, within the last ten years, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Conflicts of interest

        Certain directors and officers of the Company are engaged in and will continue to engage in activities outside the Company, and as a result, certain directors and officers of the Company may become subject to conflicts of interest. The Business Corporations Act (Ontario) provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the Business Corporations Act (Ontario). To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the Business Corporations Act (Ontario).

        As at the date hereof, the Company is not aware of any existing or potential material conflicts of interest between the Company and a director or officer of the Company.

Audit Committee

        The Audit Committee of the Company is composed of three members who are independent and financially literate. The committee reviews the annual financial statements intended for circulation among shareholders and reports upon these to the board of directors of the Company. In addition, the board of directors of the Company may defer to the Audit Committee on other matters and questions relating to the financial position of the Company and its affiliates. In February 2003, the board adopted an Audit Committee mandate, a copy of which is published on the Company's website (www.firstservice.com) and was attached as Schedule "C" to the Company's Management Information Circular dated May 14, 2003 in connection with the Company's annual meeting of shareholders held on June 24, 2003, and is hereby incorporated herein by reference. The members of the Audit Committee during the year ended March 31, 2004 were Messrs. David R. Beatty, Brendan Calder and Peter F. Cohen, Chairman. Mr. Cohen is a Chartered Accountant and a former partner in an audit practice. Mr. Beatty and Mr. Calder have each served as senior executives of public companies.

Additional information

        Additional information, including the directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities, where applicable, is contained in the Company's Management Information Circular dated May 17, 2004 in connection with the Company's annual and special meeting of shareholders to be held on June 23, 2004.

        Copies of publicly filed documents of the Company, including those incorporated herein by reference, can be found through the SEDAR web site at www.sedar.com. Additional financial information is provided in the Company's consolidated comparative financial statements and Management's Discussion and Analysis for the year ended March 31, 2004.

        Upon request, the Secretary of the Company will provide to any person or company:

  (a)
  when the securities of the Company are in the course of a distribution under a short form prospectus or a preliminary short form prospectus has been filed for a distribution of its securities:

  (i)
  one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

  (ii)
  one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of any interim financial statements of the Company for any period after the end of its most recently completed financial year;

  (iii)
  one copy of the management information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of the management information circular, as appropriate; and

  (iv)
  one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under subparagraphs (i) to (iii); or

  (b)
  at any other time, one copy of any document referred to in subparagraphs (a)(i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company.

Forward-looking statements

        This Annual Information Form contains or incorporates by reference certain forward-looking statements. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and the Company's plans, goals and objectives. Such statements are generally accompanied by words such as "intend", "anticipate", "believe", "estimate", "expect" or similar statements. Our actual results may differ materially from such statements. Factors that could result in such differences, among others, are described in the section entitled "Risks and uncertainties" above.

        Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance.

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FIRSTSERVICE CORPORATION ANNUAL INFORMATION FORM FOR THE YEAR ENDED MARCH 31, 2004
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FIRSTSERVICE CORPORATION ANNUAL INFORMATION FORM MAY 25, 2004